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                            VIANET TECHNOLOGIES, INC.
                         6509 Windcrest Drive, Suite 160
                               Plano, Texas 75024




                                December 27, 2001




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re: Vianet Technology, Inc. (the "Company")
                  SEC File Numbers 333-60584


Ladies and Gentlemen:

         We previously filed the above referenced registration statement on Form SB-2. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because of the financial burden to complete the review process. If you have any questions concerning this matter, please contact the undersigned or our counsel, Richard A. Friedman, Esq. (212-261-2005).

         Thank you for your assistance in this matter.


                                 VIANET TECHNOLOGY, INC.


                                 By: /s/ Jeremy Posner
                                     -------------------------------
                                     Jeremy Posner,
                                     Chairman